

15046229

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 32664

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 200
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G. DaCosta   781-235-7055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

100 Westminster Street, Suite 6A	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Nicole M. Tremblay__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Weston Securities Corporation__ , as of __December 31__, 20__14__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

__President__
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2014

(With Independent Auditors' Report Thereon)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

	Page(s)
Annual Audited Report Form X-17A-5 Part III	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8–12
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	13
Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	14
Schedule III: Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	15
Report of Independent Registered Public Accounting Firm	16
Exemption Report	17



KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

Report of Independent Registered Public Accounting Firm

The Board of Directors
Weston Securities Corporation:

We have audited the accompanying statement of financial condition of Weston Securities Corporation as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Providence, Rhode Island
February 20, 2015

3

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	1,136,306
Fees and commissions receivable		138,937
Receivable from related party (note 5)		28,929
Prepaid expenses		89,308
Goodwill		150,000
Total assets	$	1,543,480

Liabilities

Accounts payable and accrued expenses	$	70,407
Income taxes payable to related party (notes 5 and 2(d))		65,243
Payable to related party (note 5)		73,171
Total liabilities		208,821

Stockholder's equity:

Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1200 shares	6,000
Additional paid-in capital	418,318
Retained earnings	910,341
Total stockholder's equity	1,334,659
Total liabilities and stockholder's equity	$ 1,543,480

See accompanying notes to financial statements.

4

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2014

Revenues:		
12b-1 fees	$	927,957
Commission and other income		317,190
Related-party revenue (note 5)		188,027
		1,433,174
Expenses:		
Administrative fee – related party (note 5)		878,715
Professional licenses		112,877
Outsourced services		160,106
Legal and audit fees		58,622
Other expenses		47,251
		1,257,571
Income before income taxes		175,603
Income tax expense (note 6)		69,680
Net income	$	105,923

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2013	1,200	$ 6,000	418,318	1,149,418	1,573,736
Net income	—	—	—	105,923	105,923
Dividends	—	—	—	(345,000)	(345,000)
Balance, December 31, 2014	1,200	$ 6,000	418,318	910,341	1,334,659

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	105,923
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fees and commissions receivable		5,409
Receivable from related party		33,822
Prepaid expenses		3,349
Accounts payable and accrued expenses		1,531
Payable to related party		(18,980)
Federal and state income taxes payable (note 2(d))		(28,320)
Net cash provided by operating activities		102,734
Cash flows from financing activity:		
Dividends declared and paid		(345,000)
Net cash used in financing activity		(345,000)
Net decrease in cash and cash equivalents		(242,266)
Cash and cash equivalents at beginning of year		1,378,572
Cash and cash equivalents at end of year	$	1,136,306
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes (note 5)	$	98,000

See accompanying notes to financial statements.

7

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2014

(1) Operations and Organization

Weston Securities Corporation (WSC or the Company), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly owned subsidiary of Washington Trust Bancorp, Inc. (WTB) on August 31, 2005, and was previously a wholly owned subsidiary of Weston Financial Group, Inc. (WFG). In the same transaction, WFG also became a wholly owned subsidiary of The Washington Trust Company (WTC).

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority (FINRA) – formerly, the National Association of Securities Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC), and is involved in the distribution of Mutual Funds, Variable Annuities, Variable Life, and 529 plans. WSC serves primarily as the principal underwriter and distributor of four affiliated mutual funds and distributes these funds predominately to clients of WFG. Certain of the officers and trustees of WSC and the affiliated funds are also officers and directors of WFG, WTB, and WTC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value.

(b) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350-20, *Goodwill*. In assessing impairment, the Company has the option to perform a qualitative analysis to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of such events or circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company would not be required to perform a two-step impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC 805, *Business Combinations*. The residual fair value of this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

(Continued)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2014

(c) Revenue

The Company earns revenue from the following sources: Investment Company Act of 1940 Rule 12b-1 Fees received directly from New Century Portfolios (NCP) and mutual funds held by NCP, a Sales Agreement with The Park Insurance Agency, Inc. (Park) (an underlying Related Party), Variable Annuity Trailers, and 529 Plan Trailers. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans, and Variable Life Insurance Policies. Revenue is recorded as it is earned.

(d) Income Taxes

The Company files federal and state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal and state income taxes are calculated using the pro rata method, and are settled with the parent on a quarterly basis.

Income taxes are calculated and are recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more-likely-than-not to be realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2014, the Company had no temporary tax differences and, as a result, had no deferred income taxes.

According to the uncertain tax position provisions of FASB ASC 740, *Income Taxes*, the Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more-likely-than-not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that, which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of change. As of December 31, 2014, the Company did not have any liabilities for any uncertain tax positions. The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2014

(3)   Goodwill

Goodwill represents the amount allocated to the Company following WTB's purchase of WFG in 2005. For the year ended December 31, 2014, the Company opted to perform a qualitative analysis for its annual impairment review of goodwill and concluded that there was no impairment during the year.

(4)   Revenue Concentration

The Company's 12b-1 revenue, which comprises 65% of total revenues, is the result of a Distribution Agreement with NCP. Commission revenue, which comprises 22% of total revenues, is earned as the result of placing insurance and other variable contracts for Park, and 529 Plans. The remaining 13% of revenue is earned through a Sales Agreement with Park (see note 5). The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.

(5)   Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2014, the Company generated revenue of $188,027 under this Sales Agreement, $28,929 of which was a receivable at December 31, 2014.

The Company also has an Administration Agreement with WFG, a wholly owned subsidiary of the Company's sister subsidiary, WTC, under which WFG provides the Company with Management, administrative facilities, and services, including the use of WFG personnel. For the period January 1, 2014 through December 31, 2014, the Company paid 15% of specified employee-related costs and 8% of specified occupancy-related costs incurred by WFG, and 11.5% of the Intercompany Management Fee between WFG and WTC. For the year ended December 31, 2014, the Company incurred expenses related to this Administration Agreement in the amount of $878,715, of which $73,171 is owed to WFG at December 31, 2014.

The Company files federal taxes on a consolidated basis with WTB. During the year, the Company made $98,000 in payments to WTB for taxes. At year-end, the Company owed $65,243 to WTB for its tax liability.

(6)   Income Taxes

The provision for income taxes is presented below:

Federal	$	57,031
State		12,649
Total income tax expense	$	69,680

(Continued)

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

	Amount	Percentage of pre-tax income
Tax at federal income tax rate	$ 61,461	35.00%
Tax at state income tax rate	8,219	4.68
Other	—	—
Total income tax expense	$ 69,680	39.68%

(7) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $915,363, which was $890,363 in excess of its required net capital of $25,000 the Company's ratio of aggregate indebtedness to net capital as of December 31, 2014 was 0.23 to 1. See schedule I.

(8) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. See schedules II and III.

(9) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker/dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions. As of December 31, 2014, Management of the Company believes that all customer initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2014.

11 (Continued)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2014

(10) Subsequent Events

Pursuant to ASC 855, *Subsequent events*, the Company evaluated all subsequent events through February 20, 2015, which coincides with the date the financial statements were available to be issued, and determined that there were no other items to disclose.

(Continued)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2014

Capital – stockholder's equity	$	1,334,659
Deductions – nonallowable assets:		
Fees and commissions receivable		(138,937)
Receivable from affiliate		(28,929)
Prepaid expenses		(89,308)
Goodwill		(150,000)
Haircut on cash equivalents		(12,122)
Net capital		915,363
Aggregate indebtedness		208,821
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	890,363
Ratio of aggregate indebtedness to net capital		0.23 – 1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2014 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.



KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

Report of Independent Registered Public Accounting Firm

The Board of Directors
Weston Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Weston Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Providence, Rhode Island
February 20, 2015

16

Weston Securities Corporation's Exemption Report

Weston Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1) that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with the activities as a broker or dealer.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the June 1, 2014 thru December 31, 2014 period without exception.

Weston Securities Corporation

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Nicole M. Tremblay, President

Date:____2/20/15_____

By:_____

Stephen G. DaCosta, Vice President

Date:____2/20/15_____

17



KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

SEC
Mail Processing
Section

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

Washington DC
403

The Board of Directors
Weston Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Weston Securities Corporation (a wholly owned subsidiary of Washington Trust Bancorp, Inc.) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEC
Mail Processing
Section

KPMG LLP

FEB 2 6

Washington DC
403

February 20, 2015

SIPC-7	**SECURITIES INVESTOR PROTECTION CORPORATION**	**SIPC-7**
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*13**********1457*****************MIXED AADC 220
032664   FINRA   DEC
WESTON SECURITIES CORP
100 WILLIAM ST STE 200
WELLESLEY MA 02481-3702
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ **353**

    B. Less payment made with SIPC-6 filed (exclude interest)   (**178**)

        7/23/14
        Date Paid

    C. Less prior overpayment applied   (**0**)

    D. Assessment balance due or (overpayment)   **175**

    E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   **0**

    F. Total assessment balance and interest due (or overpayment carried forward) . $ **175**

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ **175**

    H. Overpayment carried forward $(**0**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weston Securities Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **12th** day of **February**, 20 **15**.

VP/FINOP/Divisional Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,433,173

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,292,133

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 1,292,133

2d. SIPC Net Operating Revenues $ 141,040

2e. General Assessment @ .0025 $ 353

(to page 1, line 2.A.)

2

WESTON SECURITIES CORPORATION

100 William Street, Suite 200, Wellesley, MA 02481   (781) 235-7055   Fax (781) 235-1905

February 25, 2015

VIA FEDERAL EXPRESS

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

**RE: Weston Securities Corporation - SEC File No. 8-32664 & CRD No. 15743
      Annual FOCUS Report Filing**

Dear Sir or Madam:

Enclosed please find two fully executed and notarized copies of Weston Securities Corporation's Annual Audited Financial Report (Form X-17A-5-Part III) for the year ended December 31, 2014 (including the Exemption Report and the associated Report of Independent Registered Public Accounting Firm review letter).

Also enclosed please find two original Report of Independent Registered Public Accounting Firm (Rule 17a-5(e)(4)) with respect to the Transitional Assessment Reconciliation Form (Form SIPC-7). A copy of the Form SIPC-7 - which was previously filed with the Securities Investor Protection Corporation (SIPC) - is attached to the report.

Please feel free to contact me at (781) 235-7055 if you have any questions or comments.

Sincerely,

Stephen G. DaCosta
Financial Operations Principal
sdacosta@westonfinancial.net

Enclosure